Exhibit 99.3

Regulatory Announcement

Company
Wolseley PLC

TIDM
WOS

Headline
Directorate Change

Released
08:36 25-Jun-04

Number
1422A

RNS Number: 1422A
Wolseley PLC
25 June 2004

Wolseley plc

Board Appointment
Wolseley plc today announces that, with effect from 1 July 2004, Andrew Duff will be joining the Board as a non-executive director. Mr Duff, aged 45, is RWE Innogy plc and npower’s Chief Executive, which together comprise the UK division of RWE AG, the global gas, electricity, water and environmental services provider, having spent the previous 14 years at BP plc where he was latterly the Director of Strategic Planning for BP Oil, USA. Mr Duff will join both the Remuneration and Nominations Committees.

John Whybrow, Chairman of Wolseley plc, commented: “We are delighted to welcome Andrew to the Board as a non-executive director. Andrew’s background brings us a unique balance of strategic experience together with a good understanding of a business which has a strong customer service dimension. We look forward to benefiting from this, together with his broad knowledge of international business”.

There are no matters relating to Mr Duff which would require disclosure under paragraph 6.F.2(b) to (g) of the Listing Rules.

Board Committees’ composition
With effect from 1 July 2004 John Whybrow will step down from both the Audit and Remuneration Committees and Gareth Davis will join the Nominations Committee. The Audit and Remuneration Committees will then be comprised solely of independent non-executive directors and a majority of the Nominations Committee will be comprised of such independent directors.

Senior Independent non-Executive Director
With effect from 1 July 2004 Gareth Davis will become the Company’s senior independent non-executive director.

Further information:

Wolseley plc 0118 929 8700
Mark White – Group Company Secretary and Counsel
Guy Stainer – Head of Investor Relations

ends.

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